SECURITIES AND EXCHANGE COMMISSION

[Release No. IC- 29193]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

March 26, 2010

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of March, 2010.  A copy of each application may be obtained via the Commission's Web site by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202)551-8090.  An order granting each application will be issued unless the SEC orders a hearing.  Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail.  Hearing requests should be received by the SEC by 5:30 p.m. on April 20, 2010, and should be accompanied by proof of service on the applicant, in the form of an affidavit or, for lawyers, a certificate of service.  Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested.  Persons who wish to be notified of a hearing may request notification by writing to the Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC  20549-1090.

For Further Information Contact:  Diane L. Titus at (202) 551-6810, SEC, Division of Investment Management, Office of Investment Company Regulation, 100 F Street, NE, Washington, DC 20549-4041.

**Natixis Funds Trust III [File No. 811-7345]**

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company.

On April 17, 2009, applicant made a liquidating distribution to its shareholders, based on net

asset value.  Expenses of $28,735 incurred in connection with the liquidation were paid by

applicant and Natixis Asset Management Advisors, L.P., applicant's investment adviser.

Applicant has retained assets in the amount of $146,822 to cover outstanding expenses.

Filing Dates:  The application was filed on December 30, 2009, and amended on February 26,

2010.

Applicant's Address:  Natixis Asset Management Advisors, L.P., 399 Boylston St., Boston, MA

02116.

**Oppenheimer Baring China Fund [File No. 811-21953]**

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company.

On August 6, 2009, applicant transferred its assets to Oppenheimer Developing Markets Fund,

based on net asset value.  Expenses of $65,150 incurred in connection with the reorganization

were paid by applicant.

Filing Dates:  The application was filed on February 2, 2010, and amended on March 8, 2010.

Applicant's Address:  6803 S. Tucson Way, Centennial, CO 80112.

**Philadelphia Fund, Inc. [File No. 811-505]**
**Philadelphia Fund Investing Programs [File No. 811-787]**

Summary:  Each applicant seeks an order declaring that it has ceased to be an investment

company.  Prior to November 16, 2009, Philadelphia Fund Investing Programs, a unit investment

trust, invested all of its assets in Philadelphia Fund, Inc.  On November 16, 2009, Philadelphia

Fund, Inc. transferred its assets to WHG Large Cap Value Fund, a series of Advisors' Inner

Circle Fund (the "Acquiring Fund'), based on net asset value, and Philadelphia Fund Investing

Programs terminated and its shareholders received shares of the Acquiring Fund, based on net

asset value.  Expenses of $168,094 incurred in connection with the reorganization of

Philadelphia Fund, Inc. were paid by that applicant, Westwood Management Corp., investment

adviser to the Acquiring Fund, and Baxter Financial Corporation, applicants' investment adviser.

 Philadelphia Fund Investing Programs incurred no expenses in connection with its termination.

Filing Date:  The applications were filed on January 4, 2010 and amended on March 9, 2010.

Applicants' Address:  1200 North Federal Hwy., Suite 424, Boca Raton, FL 33432.

### DWS Investors Funds, Inc. [File No. 811-8227]

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company.

On August 14, 2009, applicant transferred its assets to DWS International Value Opportunities

Fund, a series of DWS International Fund, Inc., based on net asset value.  Expenses of $189,259

incurred in connection with the reorganization were paid by applicant.

Filing Dates:  The application was filed on December 7, 2009, and amended on March 4, 2010.

Applicant's Address:  345 Park Ave., New York, NY 10154.

### Dreyfus Global Diversified Income Fund [File No. 811-22111]
### Dreyfus High Yield Municipal Income Fund [File No. 811-22179]
### Dreyfus Emerging Currency & Income Fund [File No. 811-22181]

Summary:  Each applicant, a closed-end investment company, seeks an order declaring that it

has ceased to be an investment company.  Applicants have never made a public offering of their

securities and do not propose to make a public offering or engage in business of any kind.

Filing Date:  The applications were filed on February 18, 2010.

Applicants' Address:  The Dreyfus Corporation, 200 Park Ave., New York, NY 10166.

**Franklin Capital Growth Fund [File No. 811-334]**

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company.
On May 6, 2009, applicant transferred its assets to Franklin Growth Fund, a series of Franklin
Custodian Funds, based on net asset value.  Expenses of $286,288 incurred in connection with
the reorganization were paid by applicant, the surviving fund and Franklin Advisers, Inc.,
applicant's investment adviser.

Filing Date:  The application was filed on March 3, 2010.

Applicant's Address:  One Franklin Parkway, San Mateo, CA 94403-1906.

**Oppenheimer SMA Core Bond Fund [File No. 811-21916]**

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company.
On September 24, 2009, applicant made a liquidating distribution to its sole shareholder, based
on net asset value.  Applicant incurred no expenses in connection with the liquidation.

Filing Date:  The application was filed on March 3, 2010.

Applicant's Address:  6803 S. Tucson Way, Centennial, CO 80112.

**Centennial Money Market Trust [File No. 811-2945]**
**Centennial Government Trust [File No. 811-3391]**

Summary:  Each applicant seeks an order declaring that it has ceased to be an investment
company. On November 22, 2009, each applicant made a liquidating distribution to its
shareholders, based on net asset value.  Applicants incurred no expenses in connection with the
liquidations.

Filing Date:  The applications were filed on March 3, 2010.

Applicants' Address:  6803 S. Tucson Way, Centennial, CO 80112.

**Dreyfus New York Municipal Income, Inc. [File No. 811-5651]**

Summary:  Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company.  On March 3, 2005, applicant transferred its assets to Dreyfus New York Tax Exempt Bond Fund, Inc., based on net asset value.  Expenses of $68,200 incurred in connection with the reorganization were paid by applicant and the surviving fund.

Filing Date:  The application was filed on March 4, 2010.

Applicant's Address:  c/o The Dreyfus Corporation, 200 Park Ave., New York, NY 10166.

**Dreyfus Fixed Income Securities [File No. 811-21047]**

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company. On July 26, 2007, applicant made a liquidating distribution to its shareholders, based on net asset value.  Expenses of $5,000 incurred in connection with the liquidation were paid by The Dreyfus Corporation, applicant's investment adviser.

Filing Date:  The application was filed on March 4, 2010.

Applicant's Address:  c/o The Dreyfus Corporation, 200 Park Ave., New York, NY 10166.

**Dreyfus Edison Electric Index Fund, Inc. [File No. 811-6289]**

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company. On April 26, 1996, applicant made a liquidating distribution to its shareholders, based on net asset value.  Expenses of $3,750 incurred in connection with the liquidation were paid by The Dreyfus Corporation, applicant's investment adviser.

Filing Date:  The application was filed on March 5, 2010.

Applicant's Address:  The Dreyfus Corporation, 200 Park Ave., New York, NY 10166.

**Transamerica Investors, Inc. [File No. 811-9010]**

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company. By November 20, 2009, each series of applicant had transferred its assets to corresponding series of Transamerica Funds, based on net asset value.  Expenses of $422,800 incurred in connection with the reorganization were paid by applicant, the surviving fund, and Transamerica Asset Management, Inc., applicant's investment adviser.

Filing Date:  The application was filed on March 10, 2010.

Applicant's Address:  570 Carillon Parkway, St. Petersburg, FL 33716.

### Dreyfus California Municipal Income, Inc. [File No. 811-5653]

Summary:  Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company.  On February 24, 2005, applicant transferred its assets to Dreyfus California AMT-Free Municipal Bond Fund, a series of Dreyfus Premier California AMT-Free Municipal Bond Fund, Inc., based on net asset value.  Expenses of $68,800 incurred in connection with the reorganization were paid by applicant and the surviving fund.

Filing Date:  The application was filed on March 10, 2010.

Applicant's Address:  c/o The Dreyfus Corporation, 200 Park Ave., New York, NY 10166.

### Dreyfus A Bonds Plus, Inc. [File No. 811-2625]
### Dreyfus Premier Fixed Income Funds [File No. 811-4748]

Summary:  Each applicant seeks an order declaring that it has ceased to be an investment company.  On May 14, 2008 and May 15, 2008, respectively, each applicant transferred its assets to corresponding series of Dreyfus Investment Grade Funds, Inc., based on net asset value. Expenses of $84,052 and $108,530, respectively, incurred in connection with the reorganizations were paid by each applicant.

Filing Date:  The applications were filed on March 4, 2010.

Applicants' Address:  c/o The Dreyfus Corporation, 200 Park Ave., New York, NY 10166.

**Connecticut Daily Tax Free Income Fund, Inc. [File No. 811-4265]**
**Florida Daily Municipal Income Fund [File No. 811-8654]**
**New Jersey Daily Municipal Income Fund, Inc. [File No. 811-6152]**

Summary:  Each applicant seeks an order declaring that it has ceased to be an investment

company.  On November 23, 2009, each applicant made a liquidating distribution to its

shareholders, based on net asset value.  Expenses of approximately $14,547, $15,044 and

$14,580, respectively, incurred in connection with the liquidations were paid by Reich & Tang

Asset Management, LLC, investment adviser to each applicant.

Filing Dates:  The applications for Connecticut Daily Tax Free Income Fund, Inc. and Florida

Daily Municipal Income Fund were filed on March 10, 2010.  The application for New Jersey

Daily Municipal Income Fund, Inc. was filed on March 11, 2010.

Applicants' Address:  600 Fifth Ave., New York, NY 10020.

**BlackRock California Municipal Income Trust II [File No. 811-21125]**
**BlackRock California Municipal Bond Trust [File No. 811-21052]**
**BlackRock California Insured Municipal Income Trust [File No. 811-21177]**

Summary:  Each applicant, a closed-end investment company, seeks an order declaring that it

has ceased to be an investment company.  On February 1, 2010, each applicant transferred its

assets to corresponding series of BlackRock California Municipal Income Trust (the "acquiring

fund"), based on net asset value.  Holders of each applicant's auction market preferred shares

("preferred shares") received corresponding series of preferred shares of the acquiring fund

having an aggregate liquidation preference equal to the aggregate liquidation preference

attributable to the preferred shares exchanged by each applicant.  Expenses of approximately

$157,919, $144,737 and $149,705, respectively, incurred in connection with the reorganizations were paid by applicants.

Filing Date:  The applications were filed on February 10, 2010.

Applicants' Address:  100 Bellevue Parkway, Wilmington, DE 19809.

**BlackRock Legacy Securities Public-Private Trust [File No. 811-22316]**

Summary:  Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company.  Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date:  The application was filed on February 12, 2010.

Applicant's Address:  100 Bellevue Parkway, Wilmington, DE 19809.

**Nuveen Multistate Shell Trust [File No. 811-7759]**
**Nuveen Investment Trust IV [File No. 811-9061]**

Summary:  Each applicant seeks an order declaring that it has ceased to be an investment company.  Applicants are not engaged in business of any kind.  Applicants never had any assets and there were no shareholders.

Filing Date:  The applications were filed on March 9, 2010.

Applicants' Address:  333 West Wacker Dr., Chicago, IL 60606.

**Nuveen Multi-Currency Income Fund [File No. 811-22071]**
**Nuveen Credit Strategies Fund [File No. 811-22168]**
**Nuveen Connecticut Municipal Value Fund [File No. 811-22286]**
**Nuveen Massachusetts Municipal Value Fund [File No. 811-22287]**
**Nuveen High Income Municipal Fund [File No. 811-22297]**

Summary:  Each applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company.  Applicants are not engaged in business of any kind.

Applicants never had any assets and there were no shareholders.

Filing Date:  The applications were filed on March 9, 2010.

Applicants' Address:  333 West Wacker Dr., Chicago, IL 60606.

> **Nuveen Symphony Market Neutral Fund [File No. 811-21264]**
> **Nuveen Municipal High Income Advantage Fund 3 [File No. 811-22173]**
> **Nuveen Connecticut Municipal Income Opportunity Fund [File No. 811-22176]**
> **Nuveen Maryland Municipal Value Fund [File No. 811-22288]**
> **Nuveen North Carolina Municipal Value Fund [File No. 811-22289]**
> **Nuveen Ohio Municipal Value Fund [File No. 811-22290]**
> **Nuveen Virginia Municipal Value Fund [File No. 811-22291]**
> **Nuveen High Grade Municipal Income Fund [File No. 811-22292]**

Summary:  Each applicant, a closed-end investment company, seeks an order declaring that it

has ceased to be an investment company.  Applicants are not engaged in business of any kind.

Applicants never had any assets and there were no shareholders.

Filing Date:  The applications were filed on March 9, 2010.

Applicants' Address:  333 West Wacker Dr., Chicago, IL 60606.

    For the Commission, by the Division of Investment Management, pursuant to delegated

authority.


                                          Florence E. Harmon
                                           Deputy Secretary